Exhibit 99.42
FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102
1.	Name and Address of Company
Blue Pearl Mining Ltd. (“Blue Pearl”)
401 Bay Street, Suite 2010
Toronto, Ontario M5H 2Y4
2.	Date of Material Change
March 12, 2007
3.	News Release
A news release with respect to the material change referred to in this report was issued through CCN Matthews on March 12, 2007 and filed on the system for electronic document analysis and retrieval (SEDAR).
4.	Summary of Material Change
Blue Pearl announced that this week it will prepay the US$62 million Second Lien Credit Facility it entered into last October as part of the debt financing to purchase Thompson Creek Metals Company (“TCMC”). At the request of Blue Pearl, the First Lien Credit Facility lenders have allowed the prepayment by waiving their right to be paid prior to the Second Lien lenders.
5.	Full Description of Material Change
Blue Pearl announced that this week it will prepay the US$62 million Second Lien Credit Facility it entered into last October as part of the debt financing to purchase TCMC. At the request of Blue Pearl, the First Lien Credit Facility lenders have allowed the prepayment by waiving their right to be paid prior to the Second Lien lenders.
The remaining US$340 million First Lien Credit Facility has an interest rate of LIBOR plus 4.75 percentage points. Principal payments of US$18.75 million per quarter are required on the First Lien in 2007.
Cautionary Note Regarding Forward-Looking Statements
This material change report contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of Blue Pearl, its subsidiaries and its projects, the future price of molybdenum, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations of insurance coverage. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Blue Pearl and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the anticipated benefits of the acquisition not occurring in the expected time frame or at all; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of molybdenum; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in Blue Pearl’s short form prospectus dated October 13, 2006 which is available on SEDAR at www.sedar.com. Although Blue Pearl has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Blue Pearl disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Blue Pearl undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.
6.	Reliance on Subsection 7.1(2) and (3) of National Instrument 51-102
Not applicable.
7.	Omitted Information
Not applicable.
8.	Executive Officer
For further information, contact Ian McDonald, Chairman of Blue Pearl at (416) 860-1438.
9.	Date of Report
March 13, 2007